

Mail Stop 3030

September 22, 2010

Via Facsimile and U.S. Mail

Mr. Edwin A. Reilly
Chief Executive Officer
8 Algonquian Drive
Natick, Massachusetts 01760

> **Re:** **Aquamer Medical Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010**
> **Form 8-K filed on August 20, 2010**
> **File No. 000-52327**

Dear Mr. Reilly:

We have reviewed your response letter dated September 15, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

 Item 12 - Security Ownership of Certain Beneficial Owners and Management

1.   Your response to prior comment 1 suggests that you believe that the trust agreement is the sole factor determining whether a person is a beneficial owner of your shares.

Aquamer Medical Corp.
Mr. Edwin A. Reilly
September 22, 2010
Page 2

> However, Rule 13d-3 provides that others may have beneficial ownership if they, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share voting or investment power. Please ensure that your disclosure fully reflects the definition of beneficial owner in Rule 13d-3.

2.   The penultimate paragraph of your response to prior comment 1 suggests that you believe that you need not disclose the natural person beneficial owner of your shares if no single person beneficially owns the shares held in the name of an entity. However, you must disclose each person who directly or indirectly has or shares beneficial ownership. Please revise your disclosure accordingly.

3.   Please reconcile your statement in the last sentence of your response to prior comment 1 that ThermaFreeze owns less than 10% of your shares with your disclosure in your Exchange Act reports regarding ThermaFreeze's ownership. Otherwise, please address the prior comment regarding Section 16.

Amendment 1 to the Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

4.   We note your response to prior comments 3 and 4. Please amend this filing to include the revised disclosures similar to the proposed disclosures included within your responses.

Item 4T - Controls and Procedures

5.   We note your response to prior comment 5. We note from your second paragraph of your proposed disclosures that includes your officers' conclusions about the effectiveness of your disclosure controls and procedures that you still do not include the correct definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word "not effective" in your conclusion must be consistent with and not modify the language that appears in the two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition in future filings, including any amendments.

6.   Further to the above, we note that you refer to Richard Falcone, your chief executive officer, principal executive officer, chief financial officer/principal officer within the second paragraph of your proposed disclosures that includes your officers' conclusions about the effectiveness of your disclosure controls and procedures. We further note from your Form 8-K filed on August 20, 2010 that you Richard Falcone resigned and was replaced on August 16, 2010. Please revise your filing to include your current principal executive and principal financial officers' conclusions on the effectiveness of your

disclosure controls and procedures as of March 31, 2010 and June 30, 2010.   Refer to the guidance in Item 307 of Regulation S-K.

7.   We also note your proposed disclosures related to why management believes that your disclosure controls and procedures were ineffective as of March 31, 2010 and June 30, 2010. Please revise your filing to disclose if you believe these items outlined within your proposed disclosure constitutes a material weakness. In this regard, please also revise to disclose the specific steps that the company has taken, if any, to remediate any material weaknesses.

8.   We note your response to prior comment 6 and that management did not perform an assessment on the effectiveness of your internal controls over financial reporting as of March 31, 2010 and June 30, 2010. Please amend this filing and your June 30, 2010 Form 10-Q to eliminate this disclosure as outlined in your response.

Form 8-K filed on August 20, 2010

9.   We note your disclosures within this filing related to your stock exchange transaction that you entered into with Urban Agriculture Corporation. Please tell us how you plan on accounting for this transaction. Cite the accounting literature relied upon and how you applied it your situation. Refer to the guidance in Topic 805 of the FASB Accounting Standards Codification.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Eric Atallah, Reviewing Accountant, at (202) 551-3663, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269, or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief

cc (by facsimile): Eric Hellige, Esq. (212) 798-6380